SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 5, 2001

THE MONTANA POWER COMPANY
(Exact name of registrant as specified in its charter)

Montana	**1-4566**	**81-0170530**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 East Broadway, Butte, Montana   **59701-9394**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code **(406) 497-3000**
Exhibit Index is found on page 6.

ITEM 5. Other Events.

Financial Results: Revised Gain on Sale of Discontinued Oil and Natural Gas Operations

This Form 8-K revises particular information presented in our preliminary consolidated statements of income for the quarter and year ended December 31, 2000 and should be read in conjunction with our Form 8-K dated January 30, 2001, which discussed fourth quarter and year-to-date 2000 earnings. We have not updated or corrected information contained in the January 30, 2001 Form 8-K to the extent that information contained therein is not affected by the revised gain discussed in this Form 8-K.

We have revised the gain resulting from the October 31, 2000 sale of our discontinued oil and natural gas operations, originally reported as approximately $83,200,000. Accumulated foreign currency translation adjustments, which previously had been reclassified to retained earnings, now have been included in the gain calculation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." This treatment increased the basis of the properties sold to PanCanadian Petroleum Limited and PanCanadian Energy, Inc. (collectively, PanCanadian), and consequently our reported gain decreased by approximately $21,200,000. The revised gain is approximately $62,000,000.

This income statement decrease has no effect on our cash flows, income from continuing operations, the proceeds that we received from PanCanadian, or the income taxes resulting from the sale. The reduction in gain on sale does reduce our earnings per share – on a quarterly and annual basis – by $0.20 per share, based on approximately 105,000,000 shares outstanding.

The information in the "Fourth Quarter 2000 Compared With Fourth Quarter 1999" section of our January 30, 2001 Form 8-K, including figures reflecting the gain in Exhibit 99a, "The Montana Power Company and Subsidiaries Preliminary Consolidated Statements of Income," is revised as follows:

FOURTH QUARTER 2000 COMPARED WITH FOURTH QUARTER 1999

Earnings per Share: The Montana Power Company's consolidated basic net income in the fourth quarter 2000 as compared with the fourth quarter 1999 increased approximately 73 percent, increasing from $0.56 per share to $0.97 per share. Earnings from continuing operations for the fourth quarter 2000 – consisting of telecommunications, utility, Continental Energy, and other operations – decreased $0.12 per share, from $0.43 per share to $0.31 per share. We have implemented discontinued operations accounting for our coal and former oil and natural gas operations. Earnings from these discontinued operations for the fourth quarter 2000 were $0.66 per share, an increase of $0.53 per share compared with the fourth quarter 1999 earnings of $0.13 per share. Included in the $0.66 per share figure is a gain of approximately $62,000,000, net of income taxes and a regulatory liability of approximately $32,500,000, relating to the fourth quarter 2000 sale of our oil and natural gas operations to PanCanadian. The $32,500,000 liability represents the portion of the proceeds from the sale of properties to PanCanadian attributable to assets previously in the natural gas utility's rate base. Based upon gas stipulation agreements addressing the removal of natural gas production properties from regulation, we have agreed to share this amount with our natural gas utility ratepayers.

The information in the "Discontinued Operations – Coal and Oil and Natural Gas/Exhibit 99c" subsection of the "Fourth Quarter 2000 Compared With Fourth Quarter 1999" section of our January 30, 2001 Form 8-K, including figures reflecting the gain in Exhibit 99c, "Preliminary Discontinued Operations," is revised as follows:

Discontinued Operations – Coal and Oil and Natural Gas/Exhibit 99c

As stated above, we have accounted for our coal and former oil and natural gas operations as discontinued operations. Income from these discontinued operations, net of income taxes and including the after-tax gain on the sale of our oil and natural gas operations to PanCanadian, increased approximately $55,200,000 compared to the fourth quarter 1999.

<u>Oil and Natural Gas</u>

Income from our discontinued oil and natural gas operations decreased primarily as a result of the October 31, 2000 sale of these properties to PanCanadian, which resulted in operations of only one month for the fourth quarter 2000. As a result of the sale, we recorded a gain of approximately $62,000,000, net of income taxes and a regulatory liability of approximately $32,500,000 that we have agreed to share with our natural gas utility ratepayers.

The information in the "Full Year 2000 Compared With Full Year 1999" section of our January 30, 2001 Form 8-K is revised as follows:

FULL YEAR 2000 COMPARED WITH FULL YEAR 1999

Earnings for 2000 were $1.82 per share, an increase of $0.48 per share, or approximately 36 percent, versus earnings for 1999 of $1.34 per share. 2000 earnings from continuing telecommunications, utility, Continental Energy, and other operations were $0.65 per share, down $0.21 per share when compared with $0.86 per share for 1999. Earnings from discontinued coal and oil and natural gas operations, including the fourth quarter 2000 gain on the sale of our oil and natural gas operations, increased $0.69 per share, from $0.48 per share for 1999 to $1.17 per share for 2000.

The information in the "Discontinued Operations – Coal and Oil and Natural Gas/Exhibit 99c" subsection of the "Full Year 2000 Compared With Full Year 1999" section of our January 30, 2001 Form 8-K is revised as follows:

Discontinued Operations – Coal and Oil and Natural Gas/Exhibit 99c

Income from discontinued operations, net of income taxes, increased approximately $71,400,000 compared to 1999. Income from discontinued coal operations decreased principally for the reasons mentioned in the discussion of the fourth quarter. Income from discontinued oil and natural gas operations increased, despite only ten months of operation in 2000, primarily because of higher commodity prices. As mentioned in the discussion of the fourth quarter, we also recorded a gain of approximately $62,000,000, net of income taxes and a regulatory liability of approximately $32,500,000, relating to the sale of our oil and natural gas properties.

ADDITIONAL INFORMATION

This Form 8-K may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary statements and important factors included in the Company's Annual Report on Form 10-K for the year ended December 31, 1999. See Part I, "Warnings About Forward-Looking Statements." Forward-looking statements are all statements other than statements of historical fact, including, without limitation, those that are identified by the use of the words "expects," "believes," "anticipates," and similar expressions.

On June 22, 1999, the Board of Directors approved, effective August 6, 1999, a two-for-one split of the Company's outstanding common stock to all shareholders of record on July 16, 1999. We have adjusted all 1999 earnings-per-share and share information for the split.

For comparative purposes, the following table shows the breakdown of consolidated basic net income per share, including the effects of the revised gain on sale of our discontinued oil and gas operations discussed in this Form 8-K:

	Quarter Ended December 31,			Year Ended December 31,		
	2000[1] As Originally Reported	2000[1] As Revised	1999	2000[1] As Originally Reported	2000[1] As Revised	1999
Continuing Operations	$ 0.31	$ 0.31	$ 0.43	$ 0.65	$ 0.65	$ 0.86
Discontinued Operations	0.86	0.66	0.13	1.37	1.17	0.48
Consolidated	$ 1.17	$ 0.97	$ 0.56	$ 2.02	$ 1.82	$ 1.34

[1] 2000 "Discontinued Operations" figures include gain on sale of oil and natural gas operations.

ITEM 7. Financial Statements and Exhibits.

Exhibit

   99a   Preliminary Consolidated Statements of Income for the Quarters Ended December 31, 2000 and 1999 and Years Ended December 31, 2000 and 1999.

   99b   Preliminary Continuing Operations Schedule of Revenues and Expenses for the Quarters Ended December 31, 2000 and 1999 and Years Ended December 31, 2000 and 1999.

   99c   Preliminary Discontinued Operations Listing of Income for the Quarters Ended December 31, 2000 and 1999 and Years Ended December 31, 2000 and 1999.


SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        THE MONTANA POWER COMPANY
                                              (Registrant)

                              By   /s/ J.P. Pederson
                                    J.P. Pederson
                                    Vice Chairman and Chief
                                       Financial Officer

Dated: March 5, 2001

Exhibit Index

THE MONTANA POWER COMPANY AND SUBSIDIARIES
PRELIMINARY CONSOLIDATED STATEMENTS OF INCOME

	Quarter Ended December 31,			Year Ended December 31,		
	2000 As Originally Reported	2000 As Revised	1999	2000 As Originally Reported	2000 As Revised	1999
	(Thousands of Dollars) (except per-share amounts)					
REVENUES......................	$ 369,308	$ 369,308	$ 223,607	$ 999,708	$ 999,708	$ 777,172
EXPENSES:						
Operations and maintenance....	239,476	239,476	109,497	608,417	608,417	370,870
Selling, general, and administrative..............	53,037	53,037	36,559	171,373	171,373	116,864
Taxes other than income taxes.	14,656	14,656	19,382	60,991	60,991	71,933
Depreciation, depletion, and amortization............	22,656	22,656	19,722	77,026	77,026	79,576
Provision for future losses relating to long-term contracts...................	–	–	–	10,000	10,000	–
	329,825	329,825	185,160	927,807	927,807	639,243
INCOME FROM CONTINUING OPERATIONS...................	39,483	39,483	38,447	71,901	71,901	137,929
INTEREST EXPENSE AND OTHER:						
Interest......................	7,744	7,744	3,707	34,408	34,408	41,593
Distributions on company obligated mandatorily redeemable preferred securities of subsidiary trust........................	1,373	1,373	1,373	5,492	5,492	5,492
Other income – net............	(8,423)	(8,423)	(7,590)	(72,085)	(72,085)	(38,407)
	694	694	(2,510)	(32,185)	(32,185)	8,678
INCOME TAXES..................	5,474	5,474	(6,523)	31,351	31,351	30,830
NET INCOME FROM CONTINUING OPERATIONS...................	33,315	33,315	47,480	72,735	72,735	98,421
DISCONTINUED OPERATIONS:						
Income from discontinued coal operations, net of income taxes................	8,115	8,115	9,836	31,897	31,897	37,400
Income (loss) from discontinued oil and natural gas operations, net of income taxes.........	(326)	(326)	4,745	29,395	29,395	14,525
Gain on sale of discontinued oil and natural gas operations, net of income taxes........................	83,174	62,006	–	83,174	62,006	–
NET INCOME....................	124,278	103,110	62,061	217,201	196,033	150,346
DIVIDENDS ON PREFERRED STOCK....	922	922	922	3,690	3,690	3,690
NET INCOME AVAILABLE FOR COMMON STOCK.................	$ 123,356	$ 102,188	$ 61,139	$ 213,511	$ 192,343	$ 146,656
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC (000).....	105,027	105,027	108,647	105,451	105,451	109,795
BASIC EARNINGS PER SHARE OF COMMON STOCK.................	$ 1.17	$ 0.97	$ 0.56	$ 2.02	$ 1.82	$ 1.34
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - DILUTED (000)...	105,245	105,245	109,343	106,353	106,353	110,553
DILUTED EARNINGS PER SHARE OF COMMON STOCK...............	$ 1.17	$ 0.97	$ 0.56	$ 2.01	$ 1.81	$ 1.33

PRELIMINARY CONTINUING OPERATIONS

	Quarter Ended December 31,		Year Ended December 31,	
	2000	1999	2000	1999
	(Thousands of Dollars)			

TELECOMMUNICATIONS:

REVENUES:

Revenues.........................	$ 146,512	$ 24,607	$ 322,952	$ 84,903
Intersegment revenues...........	–	373	334	1,012
	146,512	24,980	323,286	85,915

EXPENSES:

Operations and maintenance......	96,632	8,982	179,648	34,824
Selling, general, and administrative................	26,558	3,593	66,203	12,480
Taxes other than income taxes.........................	1,014	1,430	5,342	3,762
Depreciation and amortization...	9,719	2,232	22,423	9,048
	133,923	16,237	273,616	60,114

INCOME FROM TELECOMMUNICATIONS OPERATIONS......................	12,589	8,743	49,670	25,801

ELECTRIC UTILITY:

REVENUES:

Revenues.........................	$ 171,527	$ 150,845	$ 535,390	$ 531,883
Intersegment revenues...........	195	2,562	1,036	14,221
	171,722	153,407	536,426	546,104

EXPENSES:

Power supply.....................	113,626	56,689	337,803	203,790
Transmission and distribution...	11,481	14,936	37,494	49,355
Selling, general, and administrative................	11,506	23,792	52,025	70,242
Taxes other than income taxes.........................	9,181	13,498	39,727	52,695
Depreciation and amortization.................	9,025	13,521	39,559	56,282
Provision for future losses relating to long-term contracts....................	–	–	10,000	–
	154,819	122,436	516,608	432,364

INCOME FROM ELECTRIC OPERATIONS....................	16,903	30,971	19,818	113,740

NATURAL GAS UTILITY:

REVENUES:

Revenues (other than gas supply cost revenues).........	$ 33,678	$ 26,662	$ 91,457	$ 78,657
Gas supply cost revenues........	13,292	8,839	37,916	32,759
Intersegment revenues...........	84	(117)	269	331
	47,054	35,384	129,642	111,747

EXPENSES:

Gas supply costs................	13,292	8,839	37,916	32,759
Operations and maintenance......	4,008	4,814	17,021	16,973
Selling, general, and administrative................	9,680	6,323	30,891	21,944
Taxes other than income taxes...	3,835	3,833	14,227	14,333
Depreciation, depletion, and amortization..............	1,962	2,319	8,830	9,279
	32,777	26,128	108,885	95,288

INCOME FROM NATURAL GAS OPERATIONS......................	14,277	9,256	20,757	16,459

PRELIMINARY CONTINUING OPERATIONS (continued)

	Quarter Ended December 31,		Year Ended December 31,	
	2000	1999	2000	1999
	(Thousands of Dollars)			
CONTINENTAL ENERGY SERVICES:				
REVENUES:				
Revenues.........................	$ 250	$ 559	$ 1,000	$ 1,310
EXPENSES:				
Operations and maintenance......	(42)	237	10	258
Selling, general, and administrative	107	280	2,361	1,310
Taxes other than income taxes...	31	–	1	2
Depreciation and amortization...	102	103	480	414
	198	620	2,852	1,984
INCOME (LOSS) FROM CONTINENTAL ENERGY OPERATIONS...............	52	(61)	(1,852)	(674)
OTHER OPERATIONS:				
REVENUES:				
Revenues.........................	$ 4,049	$ 12,095	$ 10,993	$ 47,660
Intersegment revenues...........	384	212	1,536	1,665
	4,433	12,307	12,529	49,325
EXPENSES:				
Operations and maintenance......	1,142	18,030	1,700	50,140
Selling, general, and administrative...............	5,186	2,571	19,893	10,888
Taxes other than income taxes...	595	621	1,694	1,141
Depreciation and amortization...	1,848	1,547	5,734	4,553
	8,771	22,769	29,021	66,722
LOSS FROM OTHER OPERATIONS........	(4,338)	(10,462)	(16,492)	(17,397)
INTEREST EXPENSE AND OTHER INCOME:				
Interest.........................	7,744	3,707	34,408	41,593
Distributions on company obligated mandatorily redeemable preferred securities of subsidiary trust..........................	1,373	1,373	5,492	5,492
Other income – net..............	(8,423)	(7,590)	(72,085)	(38,407)
	694	(2,510)	(32,185)	8,678
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES..	38,789	40,957	104,086	129,251
INCOME TAXES.....................	5,474	(6,523)	31,351	30,830
DIVIDENDS ON PREFERRED STOCK......	922	922	3,690	3,690
NET INCOME FROM CONTINUING OPERATIONS AVAILABLE FOR COMMON STOCK...................	$ 32,393	$ 46,558	$ 69,045	$ 94,731

PRELIMINARY DISCONTINUED OPERATIONS

	Quarter Ended December 31,			Year Ended December 31,		
	2000 As Originally Reported	2000 As Revised	1999	2000 As Originally Reported	2000 As Revised	1999
	(Thousands of Dollars)					
DISCONTINUED OPERATIONS:						
Income from discontinued coal operations, net of income taxes................	$ 8,115	$ 8,115	$ 9,836	$ 31,897	$ 31,897	$ 37,400
Income (loss) from discontinued oil and natural gas operations, net of income taxes.........	(326)	(326)	4,745	29,395	29,395	14,525
Gain on sale of discontinued oil and natural gas operations, net of income taxes........................	$ 83,174	$ 62,006	$ –	$ 83,174	$ 62,006	$ –
NET INCOME FROM DISCONTINUED OPERATIONS AVAILABLE FOR COMMON STOCK..............	$ 90,963	$ 69,795	$ 14,581	$ 144,466	$ 123,298	$ 51,925